

03055358

NO ACT
P.E. 2-4-03
1-9819



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

April 4, 2003

PROCESSED
APR 09 2003
THOMSON
FINANCIAL

Act 1934
Section
Rule 14A-8
Public Availability 4/4/2003

John M. Oakey III
Williams Mullen
Two James Center
1021 East Cary Street (23219)
P.O. Box 1320
Richmond, VA 23218-1320

Re: Dynex Capital, Inc.
Incoming letter dated February 4, 2003

Dear Mr. Oakey:

This is in response to your letter dated February 4, 2003 concerning the shareholder proposal submitted to Dynex by Todd Emoff. We also have received a letter from the proponent dated February 12, 2003. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Deputy Director

Enclosures

cc: Todd Emoff
1123 Sleeping Meadow Dr.
New Albany, OH 43054



WILLIAMS MULLEN

Direct Dial: 804.783.6452
joakey@williamsmullen.com

February 4, 2003

BY FEDERAL EXPRESS

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Dynex Capital, Inc.
Request for No-Action Treatment
Securities Exchange Act of 1934, as amended – Rule 14a-8

Ladies and Gentlemen:

On behalf of Dynex Capital, Inc., a Virginia corporation (the "Company"), we respectfully request confirmation that the staff (the "Staff") of the Securities and Exchange Commission will not recommend any enforcement action if, in reliance on certain exclusions set forth in Rule 14a-8(i) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company omits from its proxy statement and form of proxy for its 2003 Annual Meeting of Shareholders (collectively, the "2003 Proxy Materials") a shareholder proposal (the "Proposal") and statement of support thereof (the "Supporting Statement") that the Company received from Todd Emoff (the "Proponent") on December 5, 2002.

The Company believes that it may properly exclude the Proposal and the Supporting Statement from the 2003 Proxy Materials pursuant to the following rules:

1. Rule 14a-8(i)(7), because the Proposal deals with a matter relating to the Company's ordinary business operations;

2. Rule 14-8(i)(1), because the Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization; and



WILLIAMS MULLEN

3. Rule 14a-8(i)(4), because the Proposal relates to the redress of a personal grievance of the Proponent.

The Company has provided us with the factual information set forth in this letter. In accordance with Rule 14a-8(j)(iii), this letter constitutes our supporting legal opinion, as counsel to the Company and attorneys duly licensed to practice in the Commonwealth of Virginia (the Company's jurisdiction of incorporation), to the extent that such reasons relate to legal matters.

Pursuant to Rule 14a-8(j), we have enclosed six additional copies of this letter and its attachment. Also in accordance with Rule 14a-8(j), the Company is mailing a copy of this letter and its attachment to the Proponent, informing him of the Company's intention to omit the Proposal and the Supporting Statement from the 2003 Proxy Materials.

The Company

The Company is a financial services company that invests in a portfolio of securities and investments backed principally by single family mortgage loans, commercial mortgage loans, manufactured housing installment loans and delinquent property tax receivables. The Company has elected to be treated as a real estate investment trust ("REIT") for federal income tax purposes under the Internal Revenue Code of 1986, as amended. The Company is not currently engaged in any other operations at this time.

The management of the Company's investment portfolio is governed by a Statement of Investment Policy (the "Investment Policy") that the Board of Directors has adopted. The Company's primary objective as stated in the Investment Policy is "to achieve an above average rate of return on equity commensurate with reasonable conservation of capital." The Investment Policy expressly identifies several sources of risk, including general interest rate risk ("change in portfolio value and/or earnings caused by a movement in market wide levels of interest rates (defined by a parallel movement in interest rates)") and credit risk ("change in portfolio value and/or earnings caused by changes in the credit quality of portfolio assets"), that could affect the achievement of this objective.

The Investment Policy further describes the guidelines with which the Company's investment portfolio is to be managed, including the use of derivative instruments for purposes of managing interest rate risk. The Investment Policy states that:



WILLIAMS MULLEN

> The Board of Directors of Dynex recognizes the value which derivatives can play in managing the risk position of the Company. Interest rate derivatives allow the Company to synthetically alter either the characteristics of its assets or its liabilities such that the overall asset/liability mismatch of the Company is decreased.

The Investment Policy permits the usage of financial futures contracts, among other investment instruments. In addition, the Investment Policy specifically states that "[t]here will be no limit on the use of derivatives when they are used for hedging purposes."

The Board of Directors has always delegated the daily management of the investment portfolio to the President of the Company and other senior officers of the Company. Thomas H. Potts, who served as President of the Company from its organization in 1987 until June 30, 2002, when he left to pursue other business interests, was the individual primarily responsible for managing the investment portfolio. Mr. Potts continues to serve as Chairman of the Board of Directors of the Company. Stephen J. Benedetti, the Company's Executive Vice President and Chief Financial Officer currently acts as the Company's principal executive officer and manages the Company's investment portfolio. The Investment Policy also authorizes a Risk Management Committee of the Board to monitor and control the overall portfolio risk position of the Company.

In May 2002, following the departure of several of the Company's officers and in anticipation of the departure of Mr. Potts, the Board of Directors began an assessment of the investment authority that it had given management. The result was a revised Investment Policy adopted in September 2002, which delegates the implementation of and adherence to the Investment Policy to the President, the Executive Vice President and Chief Financial Officer, and the Vice President – Portfolio Management. The revised Investment Policy did not contain substantive changes to the basic concepts of the interest rate management policies.

The Proposal

The Proposal requests that the Company's Board of Directors use its best efforts to collect $3.3 million from Mr. Potts for losses incurred by the Company from trading in the futures market that, according to the Proponent, was unrelated to the Company's business. In addition, the Proposal requests that the Company not pay Mr. Potts director's fees, consulting fees, travel expenses or any other payments until the $3.3 million is recovered from Mr. Potts.



WILLIAMS MULLEN

We have attached a copy of the Proposal and the Supporting Statement, including subsequent communications between the Company and the Proponent, as Exhibit A to this letter.

The $3.3 million amount to which the Proposal refers reflects a loss of $3.3 million that the Company incurred in a purchase in June 2002, and subsequent disposition in August 2002, of a short position in the five-year treasury note futures market that was intended to manage interest rate risk inherent in the Company's investment portfolio. Mr. Potts was the individual primarily responsible for overseeing the purchase, under the authority that the Company's Board of Directors had delegated to him. There is no relationship between Mr. Potts' resignation as an officer of the Company and the results of these transactions.

In exercising his authority, Mr. Potts was operating within the parameters of the Investment Policy. The short position in the futures market that Mr. Potts took on behalf of the Company complied with all required conditions of the Investment Policy.

Reasons to Exclude the Proposal

I. Rule 14a-8(i)(7) – The Ordinary Business Rule

The Company believes that the Proposal deals with a matter relating to the Company's ordinary business operations. As a result, the Company believes that the Proposal and the Supporting Statement should be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(7).

Pursuant to Rule 14a-8(i)(7), a company may exclude a shareholder proposal from its proxy materials if the proposal "deals with a matter relating to the company's ordinary business operations." This rule allows companies to exclude shareholder proposals that deal with ordinary business matters with which shareholders, as a group, "would not be qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business." Exchange Act Release No. 32-12999 (November 22, 1976).

a. Decisions to Pursue Claims as Ordinary Business Operations

The Proposal seeks to direct the Company to pursue a claim against Mr. Potts for losses incurred by the Company. The Proposal does not specifically recommend that the Company



WILLIAMS MULLEN

pursue litigation. Nevertheless, the Company believes that the Proposal contemplates litigation when it requests the Board of Directors to "use their best possible efforts" to collect $3.3 million from Mr. Potts. Because Mr. Potts was acting in his routine day-to-day responsibilities, the Company does not believe that Mr. Potts will voluntarily reimburse the Company $3.3 million in the event that it were to request him to do so. In addition, withholding directors' fees owed to Mr. Potts is probably insufficient to induce reimbursement. Current directors' compensation is $25,000 per year and $500 per meeting, which represents less than one percent of the amount that the Proposal seeks to collect. Other payments to Mr. Potts, for travel expenses, are nominal, and the Company has not paid Mr. Potts any consulting fees.

The decision whether or not to pursue a claim involves issues particularly within the province of a company's management. As a result, the Proposal, if presented to, and approved by, the Company's shareholders, effectively coerces the Company into litigation, which appears to be the only alternative for the Company to comply with the shareholder proposal. In addition, if the Company were to withhold payments lawfully owed to Mr. Potts, the Company could subject itself to litigation. The Company believes that the Proposal may be excluded under Rule 14a-8(i)(7) as a matter relating to the conduct of ordinary business operations.

The Staff has consistently held that the decision to pursue a claim against another party, including instituting legal action, is a matter of ordinary business operations not subject to shareholder proposals. One request for no-action treatment related to a shareholder proposal similar to the Proposal. The Emerging Germany Fund, Inc. (letter available December 22, 1998) (the "Fund") sought to exclude a shareholder proposal recommending that the Fund seek reimbursement, "through legal means if necessary," from the Fund's investment advisor for what the shareholder determined to be wasteful uses of the Fund's assets.

The Staff supported the Fund's contention that the proposal was excludable because it dealt with the company's ordinary business operations. The Staff confirmed that the decision whether to seek reimbursement from the Fund's investment advisor is a judgment that is based on multiple factors that the Board of Directors, and not the shareholders, are in a unique position to assess. These factors include "the basis for the action, the claims to be brought, the expense of the action in light of the likelihood of success, and the impact of the Fund's ongoing relationship with its investment advisor." The Company's Board of Directors is similarly situated to make any necessary assessment with respect to Mr. Potts.



WILLIAMS MULLEN

Other letters from the Staff support the Company's argument. See Adams Express Co. (letter available July 18, 1996) (determination by a Maryland closed-end investment company to institute legal action relates to ordinary business operations); Exxon Corporation (letter available December 20, 1995) (litigation strategy and related decisions are matters relating to ordinary business operations); Polifly Financial Corporation (letter available October 13, 1992) (the decision to resolve disputes through litigation is part of the ordinary business operations of the company); The Southern Company (letter available March 17, 1981) ("the determination of whether the company should intervene in certain administrative and judicial proceedings is a matter relating to the company's ordinary business operations"); General Electric Company (letter available January 30, 1974) (determination of whether to appeal a court decision relates to ordinary business operations).

b. Investment Decisions as Ordinary Business Operations

The Proposal relates to actions that the Company's President took in the day-to-day operations of the Company. The $3.3 million amount on which the Proponent has focused reflects a loss of $3.3 million that the Company incurred in the purchase, and subsequent disposition, of a short position in the five-year treasury note futures market. As noted above, the Company is a financial services company that invests in a portfolio of securities and investments. The nature of these investments, and the method by which the Company finances these investments, subjects it to certain types of interest rate risks. The five-year treasury note future was a derivative instrument entered into by the Company in an attempt to partially mitigate, or hedge against, the interest rate risk in its investment portfolio generally.

Through the Investment Policy, the Board of Directors has expressly delegated authority for the daily management of the Company's portfolio to its President, among other individuals. As described above, the actions of Mr. Potts with respect to the transaction at issue were within this delegation and the guidelines described in the Investment Policy. The Company has engaged in similar risk management practices in prior years without objection from the Proponent.

Both the Staff and courts have routinely taken the view that investment decisions are ordinary business operations. Courts have held that a company's investment decisions are of such a business nature that shareholders lack sufficient knowledge to direct a company's investments through shareholder proposals. For example, one shareholder proposal sought to prevent a company from making capital expenditures in excess of dividends paid to common



shareholders. Grimes v. Centerior Energy Corp., 909 F. 2d 529 (D.C. Cir. 1990), *cert. denied by* 498 U.S. 1073 (Jan. 22, 1991). The court in Grimes stated that "management cannot exercise its specialized talents effectively if corporate investors possess the power to dictate the minutia of daily business decisions." Id. at 531-32. The Staff has reached a similar conclusion on investment decisions in various no-action letters. *See, e.g.,* General Dynamics Corp. (March 23, 2000) (Staff allowed exclusion of proposal urging company to obtain precious metal without relinquishing its current cash and mineral reserves); C.R.I. Insured Mortgage Association, Inc. (March 19, 1991) (company can exclude proposal to create policy to invest in insured mortgages).

In the Company's view, investment decisions with respect to instruments bought and sold to manage underlying risks inherent in investments is no different. The average shareholder would have difficulty in evaluating the risk management and financing alternatives that are available to and suitable for the Company. Accordingly, shareholders should not be permitted to direct the Company's actions that relate in any manner to these business operations.

We do note that the Staff, however, has required the inclusion of shareholder proposals regarding investment decisions and policies in proxy materials if the proposal concerns significant social policies. *See, e.g.,* Lincoln National Corporation (letter available March 24, 1999). In the *Lincoln* no-action letter, the Staff required the company to include a shareholder proposal requiring the company to divest itself of all tobacco securities by a specified date. In Lincoln and prior letters, the Staff agreed with proponents of proposals that investment in tobacco securities raised policy concerns beyond the conduct of a company's ordinary business because of the harmful nature of tobacco products. *See also* Aon Corporation (letter available March 6, 1997); Aetna Life and Casualty Company (letter available February 19, 1991).

The Company is not aware of any social policy issues that futures trading on treasury notes could raise. Without significant policy issues, the Company believes that it should be free of shareholder interference when determining whether investing in treasury futures is proper. It is impractical for shareholders to make judgments on the complex issues involved with a company's investment portfolio, especially when the investment in question was proper under the Investment Policy. Only management has the intimate knowledge of the company's business necessary to make such investment decisions.

The Company notes that the transactions at issue occurred coincidentally at a time when there was a dramatic shift in interest rates in the economic markets, which in turn impacted the



WILLIAMS MULLEN

futures trading market. Within six weeks of the time that the contract was entered into, the five-year treasury yields declined approximately 90 basis points. While arguably a significant amount, the $3.3 million loss that the Company incurred for the transactions thus was somewhat skewed negatively due to these market conditions and has drawn more attention than it would have during more stable market conditions.

II. Rule 14a-8(i)(1) – Improper Under State Law

The Company believes that the Proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the Company's organization and, if implemented, would bind the Company to take a particular action related to the management and business affairs of the Company in violation of the Virginia Stock Corporation Act (the "Act"). As a result, the Company believes that the Proposal and the Supporting Statement should be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(1).

As noted above, the Company is a Virginia corporation. Section 13.1-673(b) of the Act states that:

> All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, its board of directors, subject to any limitation set forth in the articles of incorporation . . . .

Accordingly, the power to pursue a potential claim of a corporation against a third party, such as instituting legal action, rests with the board of directors of a Virginia corporation, and not with the shareholders, absent a contrary provision in the company's articles of incorporation. The Company's Articles of Incorporation do not contain such a provision. One court has specifically held that, under Virginia law, the decision of whether or not to institute legal proceedings on behalf of the corporation is commonly regarded as a matter of internal management to be left to the discretion of the directors. Abella v. Universal Leaf Tobacco Co., 495 F. Supp. 713 (E.D. VA. 1980). Under Section 13.1-673 of the Act, "[p]roposals for shareholder action that properly fall within the province of the board of directors are not appropriate for consideration." A. Goolsby, Virginia Corporation Law and Practice (Aspen Law & Business 1998) at 69.



WILLIAMS MULLEN

A directive from shareholders, such as the one included in the Proposal, intrudes upon managerial discretion in an area that, under Virginia law, is within the exclusive authority of the board of directors. Although the Proponent may argue that the Proposal does not promote litigation, as noted earlier, litigation would likely be the Company's only recourse against Mr. Potts. Therefore, the Proposal is not a proper subject for shareholder action under Virginia law and may be excluded pursuant to Rule 14a-8(i)(1).

III. Rule 14a-8(i)(4) – Personal Claim or Grievance

The Company believes that the Proposal relates to the redress of a personal grievance against the Company and Mr. Potts. As a result, the Company believes that the Proposal and the Supporting Statement should be excluded from the 2003 Proxy Materials pursuant to Rule 14a-8(i)(4).

The Proponent is a broker for Prudential Securities, Inc. and has informed the Company in the past that he has recommended to a number of his clients that they purchase shares of the Company's Series A 9.75% Cumulative Convertible Preferred Stock, Series B 9.55% Cumulative Convertible Preferred Stock and Series C 9.73% Cumulative Convertible Preferred Stock (collectively, "Preferred Stock"). To the Company's knowledge, the Proponent is personally a holder of 1,500 shares of the Company's common stock and, together with his clients, holds several hundred thousand shares of Preferred Stock. Holders of shares of Preferred Stock are not entitled to vote on any matter at the Company's annual meeting of shareholders, with the exception of the ability to elect, as a group, two directors to the Company's Board of Directors.

Under the terms of the designation for the Preferred Stock, as set forth in the Company's Articles of Incorporation, the holders of shares of Preferred Stock are entitled to receive quarterly dividends from the Company when, as and if the Board of Directors declares such payment. To the extent that the Board of Directors does not declare a dividend, the dividends accrue. The Board of Directors determined that it was in the best interests of the Company to suspend the regular payment of dividends on shares of Preferred Stock in September 1999 in order to retain its available capital to repay its lenders. The Company was operating at a net operating loss at that time, and the Board of Directors made the resolution of any issues in its lending relationships a priority in order to avoid putting the Company in a default situation. The preferred stock dividends are currently in arrears for 13 quarters.



WILLIAMS MULLEN

The Proponent attended the Company's 2002 Annual Meeting of Shareholders. When the Company gave shareholders the opportunity to ask questions, the Proponent spoke and threatened to sue the Company and its Board of Directors. The Proponent's primary criticism related to the failure of the Board of Directors to declare, and the Company thus to pay, dividends to the holders of shares of Preferred Stock. The Proponent has a personal interest in this issue, as he has recommended shares of Preferred Stock, with the dividend payment feature, to his clients. These dividends have not been paid on a regular basis since the second quarter of 1999. The Company believes that, as a result, the Proponent has been receiving criticism from his clients for the absence of what once was the "dividend" attraction of the Proponent's recommendation to invest in the Company. Again, the decision of the Board of Directors to suspend dividends on the Preferred Stock is within their authority under the terms of the Preferred Stock designation. The Proponent fails to acknowledge that the decision of the Board of Directors to suspend dividends allowed the Company to diligently work through its financial issues and that the market price of each class of Preferred Stock has nearly doubled since the suspension of the dividend.

Furthermore, the Company believes that much of the Proponent's criticism is directed toward Mr. Potts, the subject of the Proposal. Mr. Potts was the President of the Company for 15 years and was instrumental in the operations of the Company for that period. Mr. Potts remains the Chairman of the Company's Board of Directors. The only purpose that the Company can see for making the directive in the Proposal part of the annual meeting process is the publicity that the Proponent can attain at Mr. Potts' expense. The presentation of a request to pursue a claim against Mr. Potts in proxy materials would garner significant attention among shareholders and the public in a manner that could possibly cause such groups to react in an uninformed manner to the Company's and Mr. Potts' actions without the appropriate context of the Investment Policy for such actions. This result would only serve to shift a negative perception from the Proponent and his investment recommendations for shares of Preferred Stock to the Company and Mr. Potts.

* * * * *

On the basis of the foregoing, we respectfully request your concurrence in our opinions as more fully set forth above and your advice that the Staff will not recommend any enforcement action if the Company omits from the 2003 Proxy Materials the Proposal and the Supporting Statement for the reasons set forth above.



WILLIAMS MULLEN

If for any reason you do not concur with our conclusions, we would appreciate the opportunity to confer with members of the Staff by telephone prior to any written response to this letter. If you have any questions or comments concerning the foregoing request or require additional information, please do not hesitate to contact me at (804) 783-6452.

Sincerely yours,

John M. Oakey, III

Attachments

cc: Mr. Stephen J. Benedetti
Dynex Capital, Inc.

0896394.10

To the Secretary of Dynex Capital, December 5, 2002

I would like to request that the following proposal appear in the proxy mailing to be voted on by the shareholders at the next annual meeting of Dynex Capital Inc. I have been a common stockholder of varying amounts of Dynex since 1991. I own Dynex shares multiple accounts. In one of my accounts 1500 shares have been held continuously since July 2001.

The proposal to be voted on should read:

The shareholders of Dynex Capital request the Board of Directors to use their best possible efforts to collect $3.3 million from Mr. Thomas Potts, this being the amount of loss that he caused Dynex on a trade in the futures market that was unrelated to Dynex business. Until these funds have been collected no money should be paid out from Dynex to Mr. Potts for items such as Director's fees, consulting fees, travel expenses, bonuses, or any other payments.

The statement in support of the proposal should read:

During June of 2002 a short position of $100,000,000 was entered into in the five year treasury note futures market for the account of Dynex Capital. This position was initiated during the last month that Mr. Potts was president of Dynex. Mr. Potts either originated the idea to engage in this futures trade or was responsible for the implementation since he was the president at the time it was initiated. My best efforts to determine exactly how this decision was made have been rebuffed. This futures trade was revealed by the company in a July 30 press release. By July 30 Dynex was down $2.2 million on this position. This trade, at first claimed to be a hedge, was not related to any liabilities on the company's balance sheet and was therefore speculative in nature. In other words, this was gambling with company assets. I called the company the next day to complain that this was an inappropriate risk to the company. The company, with Mr. Potts no longer in control as president, apparently agreed with my assessment since the position was reversed a week or so later at a loss of $3.3 million. This was a good decision by the company since gambling with the stockholder's money is inappropriate. Confirming my assessment that this was an inappropriate risk for the company this loss was officially written off as a "trading loss" since it was stated in the form 10-Q for the second quarter, quite correctly, that this position failed to qualify as a hedge. Incidentally, if this trade had remained on the books until its expiration date on September 18 the company would have lost $5.5 million. While it may or may not be legally possible for Dynex to require that Mr. Potts pay back the $3.3 million that he was responsible for losing, he should be asked to do so since he lost those funds in an irresponsible fashion by gambling it away in the futures markets. Mr. Potts should bear this loss, not the shareholders of Dynex. It would be especially unfair to Dynex stockholders if any further funds were paid out by the company to Mr. Potts until and unless he pays the company back for this misuse of shareholder funds. Items that would be paid to Mr. Potts should instead be offset against the $3.3 million that he cost Dynex.



Todd Emoff
1123 Sleeping Meadow Dr.
New Albany, Ohio 43054

7002 2030 0002 4153 4854

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Sent To: Mr. Todd Emoff
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PS Form 3800, June 2002 — See Reverse for Instructions

DYNEX CAPITAL, INC.
4551 COX ROAD ♦ SUITE 300
GLEN ALLEN, VIRGINIA 23060
804-217-5800
FAX 804-217-5860

1123 Sleeping Meadow Drive
New Albany, Ohio 43054

Dear Mr. Emoff:

We received your letter dated December 5, 2002 on December 6, 2002. In accordance with the provisions of Rule 14a-8 promulgated under Section 14 of the Securities Exchange Act of 1934, as amended, Dynex Capital, Inc. notifies you that your proposal of December 5, 2002 is deficient in several aspects. Dynex is unable to consider your proposal until you clear these deficiencies.

Rule 14a-8 requires that a shareholder making a proposal (i) must have continuously held at least $2,000 in market value or 1% of Dynex common stock for at least one year prior to the date he submitted his proposal and so state, and (ii) state his intent to hold such stock through the date of the next Annual Meeting of Dynex's Stockholders.

In order to remedy these deficiencies, you must take the following steps. As you appear not to be a registered holder of Dynex common stock according to its records, you must have the broker or bank which is the record holder of your stock verify in writing to Dynex that at the time you submitted the proposal, you continuously held the stock for at least one year. In addition, you must state that you intend to hold your stock through the date of the next Annual Meeting of Dynex's Stockholders

Any response you make to this letter must be postmarked or transmitted electronically within 14 calendar days from the date you receive this notice.

Yours very truly,



Stephen J. Benedetti
Secretary

December 27, 2002

Stephen Benedetti
Secretary, Dynex Capital, Inc.
4551 Cox Rd. Suite 300
Glen Allen, VA 23060

Dear Mr. Benedetti,

I am the holder of 1500 shares of Dynex common stock. I have continuously held this stock since July of 2001, longer than one year. The value of this stock exceeds $2000. I intend to continue to hold this stock through the date of the next annual meeting of Dynex's stockholders.

Sincerely,



Todd Emoff



Prudential Securities Incorporated
Capitol Square, 65 E. State St., 13th Fl.
Columbus, OH 43215-4258
Tel 614 225-6600 800 848-0211
OH 800 282-0390 Fax 614 464-0423

December 30, 2002

Secretary of Dynex Capital, Inc.
4551 Cox Rd. Su. 300
Glen Allen, Virginia 23060

Dear Mr. Secretary,

Mr. Todd Emoff is the owner of 1500 shares of Dynex common stock in account #R63801-41. He is currently holding this stock and has held it in account #R63801-41 for over one year. Mr. Emoff's Dynex is held in street name here at Prudential Securities. I am providing you with statements relevant to this holding.

Sincerely,



Kerry White
Branch Adminstrator
Prudential Securities, Inc.

FOR THE PERIOD:
Jul 1 - Jul 31, 2001

MR TODD R EMOFF

ACCOUNT NUMBER:
018-R63801-41

ACCOUNT ACTIVITY

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED	
SECURITIES PURCHASES AND SALES							
DYNEX CAPITAL CORP UNSOLICITED	07/16	Purchased	1,000	2.02	$2,040.35		11SS A11
DYNEX CAPITAL CORP UNSOLICITED	07/16	Purchased	1,000	2.05	$2,076.60		11SS A11
TOTAL AMOUNT DEBITED FOR SECURITIES PURCHASED					$4,116.96		
TOTAL AMOUNT CREDITED FOR SECURITIES SOLD							
NET AMOUNT FOR SECURITIES TRANSACTIONS					$4,116.96		
INCOME & DISTRIBUTIONS							
DIV ON 600 GLIMCHER RLTY TR SBI	07/16	Dividend		Income		$288.48	89AB 105
DIV ON 2,000 DYNEX CAP PRA EXO	07/20	Dividend		Income		$585.00	89AB 101
DIV ON 3,300 DYNEX CAP 9.55PRBEXO	07/20	Dividend		Income		$965.25	89AB 101
DIV ON 11,400 DYNEX CAP9.73PRCEXO	07/20	Dividend		Income		$4,159.86	89AB 101
COMMAND MONEY FND DIV REINV 06/26-07/25	07/25	Money Fund Dividend		For Reinvestment		$192.62	FMBB 100
DIV ON 500 SERVICEMASTER CO	07/31	Dividend		Income		$50.00	89AB 101

MONEY FUND PURCHASES & REDEMPTIONS

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED
COMMAND MONEY FUND	07/02	Purchased	78	1.00	$78.00	
COMMAND MONEY FUND	07/16	Sold	-4,116	1.00		$4,116.00
COMMAND MONEY FUND	07/17	Purchased	289	1.00	$289.00	
COMMAND MONEY FUND	07/23	Purchased	5,710	1.00	$5,710.00	
COMMAND MONEY FND DIV REINV 06/26-07/25	07/25	Purchased	192	1.00	$192.00	

DO YOU HAVE QUESTIONS ABOUT THE ECONOMIC GROWTH AND TAX RELIEF RECONCILIATION ACT OF 2001? CONTACT YOUR FINANCIAL ADVISOR AND ASK FOR OUR NEW SOLUTIONS FOR INVESTORS ON THIS IMPORTANT SUBJECT. PRUDENTIAL SECURITIES IS NOT A TAX ADVISOR.

FOR THE PERIOD:
May 1 - May 31, 2002

MR TODD R EMOFF

ACCOUNT NUMBER:
019-R63801-41

PORTFOLIO DETAIL (CONTINUED)

	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
CLOSED END FUNDS-.6% OF PORTFOLIO (CONTINUED)								
TOTAL PRICED SECURITIES VALUE				$619,017.04		$6,211		
MONEY MARKET FUNDS-2.9% OF PORTFOLIO								
COMMAND MONEY FUND		15,372	1.000	$15,372.00		$234	1.52%	7-Day Yield CUSIP 200990919
TOTAL MONEY MARKET FUNDS				$15,372.00		$234		

REALIZED GAINS (LOSSES) DETAIL

This section presents estimated realized gains or losses for your information only, and should not be used for tax purposes. To calculate gains or losses, the oldest position has been liquidated first unless you specified otherwise (a "versus purchase" order). We suggest you review it for accuracy and contact your Financial Advisor with any questions before making any investment decisions. Purchases of foreign securities reflect local (legacy) currency in the "Price or Adj Cost" column, while "Cost or Other Basis" and "Realized Gain (Loss)" are in US dollars. In instances where a gain (loss) has not been calculated, section and summary totals may not reflect a comprehensive view of your complete portfolio.

	ORIGINAL TRADE DATE	CLOSING TRADE DATE	QUANTITY	PRICE OR ADJ COST	CLOSING PRICE	COST OR OTHER BASIS	PROCEEDS	REALIZED GAIN OR (LOSS)
WORLDCOM INC WORLDCOM GROUP	04-26-02	04-29-02	500	3.320	2.210	$1,665.25	$1,099.71	($565.54)
DYNEX CAPITAL CORP	07-11-01	05-23-02	500	2.020	4.650	$1,020.18	$2,395.42	$1,375.24
TOTAL REALIZED GAINS (LOSSES)								$809.70

ACCOUNT ACTIVITY

	DATE	TRANSACTION	QUANTITY	PRICE/COMMENTS	AMOUNT DEBITED	AMOUNT CREDITED	
SECURITIES PURCHASES AND SALES							
WORLDCOM INC WORLDCOM GROUP PSI MAKES MARKET	05/01	Purchased	500	3.32	$1,665.25		36SS A11
WORLDCOM INC WORLDCOM GROUP PSI MAKES MARKET UNSOLICITED	05/02	Sold	-500	2.21		$1,099.71	36SS B11
SEITEL INC NEW UNSOLICITED	05/24	Purchased	500	2.75	$1,400.25		11SS A11
ADELPHIA COMMUNICATIONS CORP CLASS A PSI MAKES MARKET	05/29	Purchased	500	2.65	$1,330.25		36SS A11
DYNEX CAPITAL CORP	05/29	Sold	-500	4.85		$2,395.42	11SS B11



FOR THE PERIOD:
Nov 1 - Nov 30, 2002

MR TODD R EMOFF

ACCOUNT NUMBER:
018-R63801-41

PORTFOLIO DETAIL

EQUITIES-87.7% OF PORTFOLIO	SYMBOL	QUANTITY	CURRENT PRICE	CURRENT VALUE	ESTIMATED ACCRUED INTEREST	ESTIMATED ANNUALIZED INCOME	CURRENT YIELD	COMMENTS
[illegible]								
DYNEX CAPITAL CORP	DX	1,500	4.200	$6,300.00				CUSIP 26817Q506
[illegible]								



February 12, 2003

Office of the Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: DYNEX CAPITAL, INC.

Request that the Commission not issue a no-action letter to Dynex Capital which would allow Dynex to exclude my shareholder proposal that is due to appear in the proxy statement for action at the fiscal 2002 Dynex Capital annual meeting pursuant to Rule 14a-8

Dear SEC Counsel,

My name is Todd Emoff. I am a shareholder of Dynex Capital and have sent in a shareholder proposal that attempts to recover (or partially recover) corporate assets that were egregiously squandered by the then President of Dynex, Mr. Thomas Potts. I am including a copy of the proposal with this letter that describes this unnecessary wastage of corporate assets. Dynex's corporate law firm, Williams Mullen, has requested that the Commission allow Dynex to exclude this proposal from the proxy statement on several grounds. They sent you a letter to that effect dated February 4, 2003. I will refer to that letter throughout my letter as "the Williams Mullen letter". I would like to state for the record that my proposal, this letter, and any other actions I may take regarding Dynex are being done strictly in my capacity as a shareholder of Dynex. My employer does not endorse, nor does it prohibit, my exercise of my rights as a shareholder of Dynex Capital.

My purpose in writing to you today is to explain why my shareholder proposal should be allowed to proceed. In my explanation, I will generally follow the same format as the Williams Mullen letter so that you can make direct comparisons of the subject matter of each of our letters as I rebut the assertions of the Williams Mullen communication. The Williams Mullen letter contains numerous untrue statements (which I will point out), misleading statements, and, I believe, draws completely unfounded conclusions that have no basis in either the spirit or letter of Rule14a-8.

I. Rule 14a-8(i)(7) Ordinary Business Rule

a. Decisions to Pursue Claims as Ordinary Business Operations

The Williams Mullen letter seeks to exclude the proposal because it "coerces the Company into litigation"(p.5, para. 2). Williams Mullen then goes on to cite numerous cases where the SEC has allowed the exclusion of proposals that specifically require a company to engage in different sorts of litigation. The named cases are all irrelevant to this matter. My proposal contains no such requirement. The Williams Mullen letter tries - and fails - to jump to the conclusion that I am requiring Dynex to litigate this matter. They seem to think that by stating that I am requiring litigation that they can bootstrap their statement into reality. This is obviously not the case. All one need do is read my proposal, there is no mention of litigation contained there whatsoever. The Board of Directors is totally free to pursue this matter in whatever fashion it deems appropriate or advisable. If they deem litigation to be the way to recover the squandered funds, fine. If not, that's fine too. If they want to ask Mr. Potts to pay it back politely, fine. If not, that is up to them. If they want to ask Mr. Potts to repay the Company in much stronger terms, great. If not, that is up to them. If they want to refer this matter to the compensation committee and tell Mr. Potts that he will not be paid his Director fees until he has repaid the Company for the lost funds then they should do that. If they do not want to do it that way they should do it some other way. If they think Mr. Potts can only pay back, say, $500,000 over the next few years, they could settle for a partial payment - the proposal doesn't require Mr. Potts to be bankrupted. Such a partial payment was inferred when I said in the proposal that Mr. Potts should at least not continue to be paid by Dynex while the squandered funds are still outstanding. In short, the proposal does not require any specific action of any kind. It leaves it totally to the discretion of the Board of Directors as to how to pursue this matter.

b. Investment Decisions as Ordinary Business Operations

The Williams Mullen letter tries to exclude the proposal because "shareholders.....are not qualified to make an informed judgment, due to their lack of business experience and their lack of intimate knowledge of the issuer's business" (p.4, para.5 – repeated p.7, para.4). Here I must give a little background, for this is the crux of this matter. I have owned stock of Dynex for many years, as have many of its shareholders. I have studied it in detail, as have many of its shareholders. Dynex is a mortgage Real Estate Investment Trust. In a nutshell, the company's mortgage income is derived from fixed rate mortgage assets and variable rate mortgage assets whose rate is pegged to 6-month and 1-year indices. The Company's related expenses are the costs of servicing fixed rate debt and variable or "floating rate" debt that is pegged to a 1-month interest rate index, specifically 1-month "Libor"- London interbank offered rate. Substantially all of Dynex's floating rate debt is pegged to Libor (see p.8 and p.18 of 2001 form 10K enclosed). One month Libor, as a world-wide short term interest rate index, is influenced very very closely by the U.S. Federal Reserve which sets the federal funds rate (an overnight, or 1-day interest rate). Libor tracks within a few basis points of fed funds. So close is the relationship that Libor is, for all practical purposes, controlled by the U.S. Fed. Fed policy thus impacts Dynex's cost side. When the Fed raises rates, Dynex has to pay more in interest costs because the rate it pays on its floating rate debt resets every month. When the Fed lowers rates, Dynex benefits by having reduced costs. Dynex's cost side is highly sensitive to very short-term interest rates. It is legitimate for Dynex to manage its exposure to short-term rates by hedging in the short-term interest rate derivative market by using short-term futures contracts, short-term interest rate swaps, etc. The 5-year treasury futures derivative market is an intermediate term interest rate instrument. It reflects the interest rate people pay to service debt with a 5-year maturity. Dynex does not have any meaningful amount of floating rate 5-year debt. The company has no costs relating to 5-year interest rates. Furthermore, it is extremely common for 5-year interest rates to move substantially up or down, while short-term interest rates remain steady. This is because short-term rates like 1-month Libor are determined by Fed policy while 5-year intermediate rates change much more frequently and in greater magnitude as they are determined by open market forces. There can be, and have been, periods of many months and even years (mid 1992 to Feb. 1994) where the Fed holds short rates steady, while 2-year, 5-year, and 10-year rates move substantially. Therefore, for Dynex to engage in shorting $100,000,000 of 5-year treasury futures does not decrease the risk profile of the Company. The 5-year rate often does not move in line with 1-month Libor. Thus to engage in such a trade increases the risk profile of the company. There are two types of futures trades, hedging and speculating. This type of activity is not hedging. This type of activity is speculating.

All of the facts in the preceding paragraph are well known by me, I have been watching interest rates for most of my life and traded interest rate futures professionally at the Chicago Board of Trade. Many many shareholders of Dynex are well aware of all of the facts above also. It is my firm belief that Mr. Potts is also aware of all of the foregoing facts (though some of the Company's Directors may not be as well versed in these matters). Additionally, I am aware that there is a 1-month Libor futures contract at the Chicago Mercantile Exchange where one can directly lay off risk of 1-month Libor liabilities. So why did Mr. Potts speculate in the 5-year interest rate market? I do not know. But I do know that speculating is like gambling. Mr. Potts seems to have gambled that 5-year interest rates would go up. Instead they went down. They continued down after the trade was removed at a loss of $3.3 million. If the trade hadn't been removed the loss would have been $5.5 million. I have calculated the theoretical possible loss on this contract. By selling short $100,000,000 of 5-year treasury futures at the end of June, 2002 the Company could have been exposed to a maximum loss of $22 million. While 5-year rates went down 1-month Libor did not, a common occurrence. Mr. Potts should gamble his own dime if he wishes, not the shareholder's money for which he has fiduciary responsibilities. I was not aware as a 100% certainty that Mr. Potts was the actual initiator of this trade (though, as my proposal states I believed as I wrote it that he bore responsibility for it as President) until I read the Williams Mullen letter that confirms this to be the case (p.4, para.2).

As stated above, the Williams Mullen letter seeks to exclude the shareholder proposal because shareholders lack the knowledge to judge what is proper investment management. In this case I believe that this argument fails since it is apparent that many shareholders of Dynex, in their due diligence before putting their money at risk to own the shares, have a better handle on methods of risk reduction at Dynex than many Directors do.

Additionally, I believe that the statement in the Williams Mullen letter that Mr. Potts complied with the required conditions of the "Statement of Investment Policy" (p.4, para.3 and p.6, para.3) is a false statement. I didn't even know there was a "Statement of Investment Policy" until I read the parts that are quoted in the Williams Mullen letter. The quoted parts (p.3, para.1 and para.2) state, respectively, that derivatives can be used to "alter the characteristics of its liabilities such that the……mismatch of the company is <u>decreased</u>" and "there will be no limit on the use of derivatives when they are used for <u>hedging</u> purposes". It is plain for anyone to see from the foregoing paragraphs that the $100,000,000 5-year futures trade did not decrease the company's liability mismatch. If anything it even increased the liability mismatch. Additionally, the derivative 5-year trade was not used for hedging purposes, it was speculative - unrelated to any liabilities in the portfolio. Even the Company's own public financial statements rightly bear out this fact. Note 11 of the Dynex form 10Q for the quarter ended September, 2002 (included with this letter) states that the 5-year treasury note trade "fails to meet the hedge criteria of SFAS No. 133, and is therefore accounted for on a trading basis". So the only two guidelines that are disclosed in the Investment Policy were both violated. That makes the statement that Mr. Potts complied with the Policy false. My proposal should not be excluded based on such statements.

The Williams Mullen disclosure of portions of the Investment Policy, and disclosure of Mr. Potts' role in initiating the $100,000,000 5-year futures short sale are highly instructive. This makes it crystal clear for all to see that Mr. Potts was indeed the driving force behind this speculative trade, that the trade not only violated common sense fiduciary obligations to conserve corporate assets but it actually contravened clearly established written corporate policy, and the Board of Directors did not do anything in the way of recovering assets lost due to this breach. This shows that a shareholder proposal is the only way that this situation might be addressed.

Another statement that I know firsthand to be a false statement is that Dynex engaged in similar derivative trades "in prior years without objection from the proponent" (p.6, para.3). I complained about a large Eurodollar short position that was initiated in the spring of 2001. That trade was ill-advised and poorly timed (coincidentally it also lost the company $3 million) but was not a pure speculative trade as was the 5-year treasury futures trade in question. It is wrong for Williams Mullen or the company to try to buttress their argument that my proposal should be excluded by intimating my acquiescence to similar trading patterns in the past. That is a false inference drawn from a false statement.

II. Rule 14a-8(i)(1) Improper Under State Law

The Williams Mullen letter seeks to exclude the proposal because "A directive from shareholders......intrudes upon managerial discretion" etc. (p.9, para.1). I had a copy of the SEC's rules in front of me when I wrote my shareholder proposal (I went to www.sec.gov, clicked on rules and regulations). Under rule 14a-8, I read in note to paragraph (i)(1) where the SEC states "In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law". I carefully worded my proposal to "request the Board of Directors" (see enclosed proposal) try to recover the funds that were lost by Mr. Potts. I did this specifically to fit within the Commission's guidelines, so I do not see how Williams Mullen can claim that my "request" is a "directive".

III. Rule 14a-8(i)(4) Personal Claim or Grievance

The Williams Mullen letter seeks to exclude the proposal because they claim it relates to the redress of a personal grievance. This is the most absurd argument in the Williams Mullen letter. Section III of that letter also contains multiple false statements relating to matters of which I have absolute first-hand knowledge. Under Rule 14a-8(i)(4) the proposal could be excluded if it relates to redress of a personal claim against the company or any other person or is designed to result in a benefit to me that is not shared by the other shareholders at large.

Dynex is a small company. The wastage of $3.3 million in corporate assets is a serious matter. This amounts to over $.30 per share directly removed from the pocket of each common shareholder. This also puts the preferred shareholders into a more precarious position. All shareholders are impacted in the proportion of their stockholdings by the wastage of corporate assets. All shareholders will benefit in proportion of their stockholdings by any recovery of funds for the Company. The proposal does not ask the Board to recover funds from Mr. Potts to turn over to me, it asks that the funds go to the Company. So there is absolutely no basis for Williams Mullen to claim that I benefit monetarily in any way other than from my shareholdings, which are important to me (as they are to all shareholders).

This being the case, Williams Mullen attempts to invent some kind of rationale to shoehorn me into some "exclude the proposal due to Personal Claim or Grievance" box. Since they cannot legitimately exclude on that basis, multiple falsehoods, misleading statements, and twisting of facts are employed. Almost the entirety of page 10 of the Williams Mullen letter consists of such statements. I will deal with only the most glaring of these statements in the interest of brevity. This is most distasteful and unfortunate conduct for a law firm, and it especially upsets me that the law firm employed by a company that I have a large monetary interest in would behave so recklessly and/or carelessly. I fear this type of behavior could cost Dynex down the road in some litigation. Either Williams Mullen willingly made up these falsehoods to invent a fact pattern that would sustain their legal theory, or they believed false information that was fed to them without taking the trouble to ascertain the true facts. If the former, they should be ashamed and should revisit their ethical canons and code of responsibilities as attorneys. If the latter, they should revisit their client and consider why they were fed the false information. Either way, they then filed a letter with a government regulatory agency that contained false statements about me and about the reason for this shareholder proposal.

Falsehood #1 on page 10 (para.1), that I spoke at the 2002 annual meeting and my primary criticism was the failure of the Company to declare dividends on the preferred stock. This is false and misleading. In April of 2002 it was announced that Dynex was considering transforming itself from a mortgage REIT into a savings and loan or some other type of depository institution. I view this as a violation of the terms of the Prospectus governing the use of funds that were raised by Dynex from the preferred share offerings. I spoke up about this in May at the annual meeting. I was very clear and spoke frankly and directly in telling the Board members that they should expect negative consequences if they changed the form of the company while the preferred stock was outstanding. I read excerpts from the Prospectus. I very specifically stated that the preferred should be completely retired if the Company wanted to become something other than what the preferred holders had put their money up to invest in. I told them that they could turn the company into anything that the common holders wanted to become, after the preferreds were fully paid off.

Falsehood #2 on page 10 (para.1) that I fail to acknowledge that the decision of the Board of Directors to suspend dividends helped the Company to work through its financial issues. This is false. I have been very supportive of the Company's efforts to get its recourse debt paid off. Dynex preferred stock is a cumulative preferred. Dividends not currently paid accrue in arrears. The safer the Company becomes, the greater the probability that the full amount of the arrearage will be paid in the future to the shareholders. I have always supported the decision to delay the current dividends in order to conserve cash and get as much of the Company's debt paid off as quickly as possible. The faster the debt is paid off, the safer my investment in Dynex shares, both common and preferred, becomes. Would I want one of my largest stockholdings to be in a more risky position? Of course not. I continue to support the decision to put the Company into a safer position, as I always have. One possible outcome for Dynex that would benefit the shareholders could possibly be an orderly liquidation of the Company. I have always said that I would be favorably disposed to such an option, and the first step to that end would be to completely pay off all recourse debt. Suspending the dividend is a perfectly legitimate means to that end. I have always and continue to support that decision and have communicated that to the Company, so the Williams Mullen statement to the contrary is false.

Misleading statement #1 on page 10 (para.2) that publication of the proposal to have Mr. Potts reimburse the Company "would garner significant attention among shareholders......that could possibly cause such groups to react in an uninformed manner". This self-serving statement is 180 degrees off the mark. Quite the opposite of this Williams Mullen contention is the reality. Getting the attention of the shareholders to have them vote in an informed manner is what my proposal is all about. Dynex has a history of being a very opaque company. Indeed, in some ways Dynex is a case study in opaqueness. It has been very difficult to get information from them. Many of my questions at annual meetings were met with obfuscations, lapses in memory, or outright refusal to answer the questions. I could not find out specifically who authorized the 5-year treasury futures trade at issue here, I only learned definitively who authorized that in the Williams Mullen letter this week. At another meeting I could not find out the formula used to value an option payout to several Directors. At one annual meeting I was even told that I could not ask which directors voted for a deal whereby Dynex was to be sold to another company. The information flow has improved somewhat since Mr. Benedetti has been running meetings, but it still seems as if the Company is loathe to share information with its shareholders. Thus it is very misleading for the Company or Williams Mullen to try to claim that my proposal, which brings sunshine and more disclosure onto this situation, will cause shareholders to be uninformed. I am trying to ensure that the shareholders are as informed as possible. The Company can provide more context if it wishes. The more information the better.

Misleading statement #2 on page 10 (para.2) that letting this proposal be seen by the shareholders "would only serve to shift a negative perception from the proponent....... to the Company and Mr. Potts". In this misleading statement Williams Mullen seeks to establish the reason for the proposal as something that it is not. The reason for the proposal is not to shift a negative perception off of me. Williams Mullen is totally wrong in that claim. The reason for the proposal is not to shift a negative perception among the shareholders onto Mr. Potts - he has done that quite effectively to himself through his own actions over the years, hard evidence for this is seen in the fact that he is no longer President of the Company.

In order to rebut this absurd claim I will detail here for the Commission, and for viewing by the Dynex board of directors, my exact reasoning for submitting this proposal. The objective is to recover these valuable assets for the benefit of all Dynex shareholders. Additionally, it is to deter any further unnecessary or negligent losses of capital by anyone who is in a position of authority or trust at Dynex. This loss of $3.3 million that this proposal will hopefully redress is only the latest in a long line of terrible events that the Dynex Board of Directors has allowed to occur, events that no reasonable person should ever have permitted. Here is a partial list. In 1999, when the Company was in tough financial shape, the Dynex board had the Company loan Mr. Potts nearly $1,000,000 at an artificially low interest rate. The Williams Mullen letter details (p.9, para.4) how Dynex stopped paying preferred dividends in 1999, a decision to conserve capital that I supported. Dynex also had stopped paying dividends on its common in late 1998. Dynex was in a perilous position, but Mr. Potts and Board increased that peril for the Company and its shareholders to make that loan. In 2000 the Dynex Board made a deal to sell Dynex at a price of $2 per common share and 45 cents on the dollar (par plus accrued) for the preferred shares and tried to ram it down the throats of the shareholders. Luckily this ripoff of the shareholders was abandoned at the end of the year, after the preferred Directors came onto the Board. In 2001 it was discovered that Mr. Potts, and to a lesser extent other Board members, were paid over one quarter of a million dollars out of the Dynex treasury to give up some stock options that had no value. This was said to be connected to the takeover deal that the Company had abandoned the previous year. All of these decisions were anti shareholder's interests. I protested at annual meetings about all of these items, as well as other items. You would think that these episodes would make Mr. Potts and the Board more cautious and circumspect regarding what they would allow. Or at least you would think it would cause the Board to question things very closely and not allow anything that could cost the Company money unnecessarily. Instead we get the April announcement that the Board is thinking of engaging in an entirely new strategy for becoming an S&L. Then, the topper, in July we get disclosure that in the last few days of Mr. Potts' presidency at Dynex he is allowed to engage in a large, speculative trade in the futures market. That was the last straw. The Board doesn't seem inclined to do anything about these activities. Therefore it is left up to the shareholders to enforce their rights. Someone had to step up and get the ball rolling by trying to put a stop to this ridiculous situation. This is the reason for the shareholder proposal I am submitting.

In conclusion:

All of the inventions that Williams Mullen puts forth on page 10 and elsewhere in their letter are simply their attempt to suppress the ability of the shareholders to be heard on this and future issues. Sadly, they seem not to be interested in what is right and fair for the shareholders. Rather it seems they are just going to bat for whomever will pay them for a legal opinion, and that the Company is paying that tab to insulate Mr. Potts from having to answer to the shareholders.

I would like to end this request that the Dynex shareholder proposal be allowed to proceed with a quote from the editorial page of the Monday, February 10 Wall Street Journal. The article spoke of the SEC's future role in restoring confidence to our shaken stock markets in the wake of the recent scandals that have rocked our nation. This is from an article by Arthur Levitt Jr. entitled The SEC's Repair Job. "The Commission's role is to establish, monitor, and uphold the framework that gives competition the space and sustenance to flourish. A regulator must empower watchdogs, ensure transparency, and enforce accountability so that competition is fierce and fair. The SEC has acted in this tradition throughout its history. If it continues this course and investors maintain their vigilance, confidence in our markets will be restored and trust will be repaired."

I am trying to be that watchdog. Please help me to do that. Feel free to contact me at the address below if you have any questions about this matter. Thank you for your attention to this case.

Sincerely,



Todd Emoff
1123 Sleeping Meadow Dr.
New Albany, Ohio 43054

CC: Dynex Board of Directors, C/O Steve Benedetti

To the Secretary of Dynex Capital, December 5, 2002

I would like to request that the following proposal appear in the proxy mailing to be voted on by the shareholders at the next annual meeting of Dynex Capital Inc. I have been a common stockholder of varying amounts of Dynex since 1991. I own Dynex shares multiple accounts. In one of my accounts 1500 shares have been held continuously since July 2001.

The proposal to be voted on should read:

The shareholders of Dynex Capital request the Board of Directors to use their best possible efforts to collect $3.3 million from Mr. Thomas Potts, this being the amount of loss that he caused Dynex on a trade in the futures market that was unrelated to Dynex business. Until these funds have been collected no money should be paid out from Dynex to Mr. Potts for items such as Director's fees, consulting fees, travel expenses, bonuses, or any other payments.

The statement in support of the proposal should read:

During June of 2002 a short position of $100,000,000 was entered into in the five year treasury note futures market for the account of Dynex Capital. This position was initiated during the last month that Mr. Potts was president of Dynex. Mr. Potts either originated the idea to engage in this futures trade or was responsible for the implementation since he was the president at the time it was initiated. My best efforts to determine exactly how this decision was made have been rebuffed. This futures trade was revealed by the company in a July 30 press release. By July 30 Dynex was down $2.2 million on this position. This trade, at first claimed to be a hedge, was not related to any liabilities on the company's balance sheet and was therefore speculative in nature. In other words, this was gambling with company assets. I called the company the next day to complain that this was an inappropriate risk to the company. The company, with Mr. Potts no longer in control as president, apparently agreed with my assessment since the position was reversed a week or so later at a loss of $3.3 million. This was a good decision by the company since gambling with the stockholder's money is inappropriate. Confirming my assessment that this was an inappropriate risk for the company this loss was officially written off as a "trading loss" since it was stated in the form 10-Q for the second quarter, quite correctly, that this position failed to qualify as a hedge. Incidentally, if this trade had remained on the books until its expiration date on September 18 the company would have lost $5.5 million. While it may or may not be legally possible for Dynex to require that Mr. Potts pay back the $3.3 million that he was responsible for losing, he should be asked to do so since he lost those funds in an irresponsible fashion by gambling it away in the futures markets. Mr. Potts should bear this loss, not the shareholders of Dynex. It would be especially unfair to Dynex stockholders if any further funds were paid out by the company to Mr. Potts until and unless he pays the company back for this misuse of shareholder funds. Items that would be paid to Mr. Potts should instead be offset against the $3.3 million that he cost Dynex.

Todd Emoff
1123 Sleeping Meadow Dr.
New Albany, Ohio 43054

are experienced more rapidly due to market conditions than the Company has provided for in its reserves, the Company may be required to provide for additional reserves for these losses.

The Company evaluates and monitors its exposure to credit losses and has established reserves and discounts for probable credit losses based upon anticipated future losses on the loans, general economic conditions and historical trends in the portfolio. For its securitized loans, the Company considers its credit exposure to include over-collateralization and subordinated securities retained from a securitization. As of December 31, 2001, the Company's credit exposure on subordinated securities retained or as to over-collateralization was $233.0 million. The Company has reserves and discounts of $79.5 million relative to this credit exposure.

The Company also has various other forms of credit enhancement which, based upon the performance of the underlying loans, may provide additional protection against losses. Specifically, $169.0 million and $139.3 million of the commercial mortgage loans are subject to guarantees of $14.3 million and $14.4 million, respectively, whereby losses on such loans would need to exceed the respective guarantee amount before the Company would incur credit losses; $308 million of the single family mortgage loans in various pools are subject to various mortgage pool insurance policies whereby losses would need to exceed the remaining stop loss of at least 6% on such policies before the Company would incur losses; and $122.1 million of the single family mortgage loans are subject to various loss reimbursement agreements totaling $30.3 million with a remaining aggregate deductible of approximately $1.6 million. The Company is currently in dispute with the counter-party on the loss reimbursement agreements as to what constitutes qualifying losses. This matter is being pursued through court-ordered arbitration scheduled to begin in May 2002.

The Company also has credit risk on the entire amount of investments that are not securitized. Such investments include loans and other investments that aggregated $70.9 million at December 31, 2001.

Prepayment/Interest Rate Risk. The interest rate environment may also impact the Company. For example, in a rising rate environment, the Company's net interest margin may be reduced, as the interest cost for its funding sources could increase more rapidly than the interest earned on the associated asset financed. The Company's floating-rate funding sources are substantially based on the one-month London InterBank Offered Rate ("LIBOR") and reprice at least monthly, while the associated assets are principally six-month LIBOR or one-year Constant Maturity Treasury ("CMT") based and generally reprice every six to twelve months. Additionally, the Company has approximately $184 million of fixed-rate assets financed with floating-rate collateralized bond liabilities. In a declining rate environment, net interest margin may be enhanced for the opposite reasons. In a period of declining interest rates, however, loans in the investment portfolio will generally prepay more rapidly (to the extent that such loans are not prohibited from prepayment), which may result in additional amortization expense of asset premium. In a flat yield curve environment (*i.e.*, when the spread between the yield on the one-year Treasury security and the yield on the ten-year Treasury security is less than 1.0%), single-family adjustable rate mortgage ("ARM") loans tend to rapidly prepay, causing additional amortization of asset premium. In addition, the spread between the Company's funding costs and asset yields would most likely compress, causing a further reduction in the Company's net interest margin. Lastly, the Company's investment portfolio may shrink, or proceeds returned from prepaid assets may be invested in lower yielding assets. The severity of the impact of a flat yield curve to the Company would depend on the length of time the yield curve remained flat.

FEDERAL INCOME TAX CONSIDERATIONS

General

The Company believes it has complied with the requirements for qualification as a REIT under the Internal Revenue Code (the "Code"). To the extent the Company qualifies as a REIT for federal income tax purposes, it generally will not be subject to federal income tax on the amount of its income or gain that is distributed as dividends to shareholders. While they were still in existence, DHI and its subsidiaries were not qualified REIT subsidiaries and were not consolidated with the Company for either tax or financial reporting purposes.

DHI was liquidated pursuant to a plan of liquidation on December 31, 2000 under Sections 331 and 336 of the Code. The liquidation of DHI resulted in the recognition of an estimated $17.5 million in capital gains for the Company, which was wholly offset by the Company's capital loss carry-forwards. The Company is in the process of completing its income tax return for 2001, and it currently estimates that it has a net operating loss carry-forward of approximately $125 million and capital loss carry-forwards of approximately $61 million at December 31, 2001. Substantially all of the $125 million in net operating losses carry-forwards expire in 2014 and 2015, and of the $61 million of capital loss carry-forwards, $33 million expires in 2003 and $28 million expires in 2004.

2001 10(K)

positions. In addition, as discussed in Note 13 to the accompanying financial statements, the Company was party to various conditional bond repurchase agreements whereby the Company had the option to purchase $167.8 million of tax-exempt bonds secured by multifamily mortgage loans which expired in June 2000. The Company did not exercise this option, as it did not have the ability to finance this purchase, and the counter-party to the agreement retained $30.3 million in cash collateral as settlement as provided for in the related agreements. The Company recorded a charge against earnings of $30.3 million in 2000 as a result.

Also during 2000, the Company recorded impairment charges and loss on sales of securities aggregating $8.5 million, relating to the write-down of basis and then the sale of $33.9 million of securities. Such securities were sold in order for the Company to pay-down its recourse debt outstanding. As a result of the sale of securities, the Company either sold or terminated related derivative hedge positions at an aggregate net loss of $7.3 million. During 1999, the Company had gains of $4.2 million related to various derivative-trading positions opened and closed during 1999. The Company had no such gains in 2000.

Net administrative fees and expenses to DHI decreased $16.5 million, or 98%, to $0.4 million for the year ended December 31, 2000 as compared to the same period in 1999. These decreases are principally a combined result of the sale of the Company's model home purchase/leaseback and manufactured housing loan production operations during 1999. All general and administrative expenses of these businesses were incurred by DHI.

The following table summarizes the average balances of interest-earning assets and their average effective yields, along with the average interest-bearing liabilities and the related average effective interest rates, for each of the periods presented.

Average Balances and Effective Interest Rates

(amounts in thousands) Year ended December 31,

	2001		2000		1999	
	Average Balance	Effective Rate	Average Balance	Effective Rate	Average Balance	Effective Rate
Interest-earning assets (1):						
Collateral for collateralized bonds (2) (3)	$2,826,289	7.61%	$3,460,973	7.84%	$3,828,007	7.43%
Securities	8,830	9.60%	55,425	6.49%	226,908	6.27%
Other investments	37,185	14.69%	42,188	13.03%	202,111	8.50%
Loans	4,068	12.56%	134,672	7.99%	329,507	7.97%
Cash Investments	17,560	5.52%	-	-	-	-
Total interest-earning assets	$2,893,932	7.70%	$3,693,258	7.89%	$4,586,533	7.46%
Interest-bearing liabilities:						
Non-recourse debt (3)	$2,568,716	6.41%	$3,132,550	7.34%	$3,363,095	6.18%
Recourse debt secured by collateralized bonds retained	17,016	6.28%	65,651	7.13%	271,919	5.71%
	2,585,732	6.41%	3,198,201	7.33%	3,635,014	6.14%
Other recourse debt – secured (4)	71,174	8.26%	119,939	5.61%	548,261	6.11%
Other recourse debt – unsecured	-	-	101,242	8.54%	121,743	8.78%
Total interest-bearing liabilities	$2,656,906	6.46%	$3,419,382	7.35%	$4,305,018	6.21%
Net interest spread on all investments (3)		1.24%		0.54%		1.25%
Net yield on average interest-earning assets (3)		1.77%		1.08%		1.63%

(1) Average balances exclude adjustments made in accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," to record available for sale securities at fair value.
(2) Average balances exclude funds held by trustees of $507, $862, and $1,844 for the years ended December 31, 2001, 2000, and 1999, respectively.
(3) Effective rates are calculated excluding non-interest related collateralized bond expenses and provision for credit losses.
(4) The July 2002 Senior Notes are considered secured for all of 2001 for purposes of this table.

2001 compared to 2000

This increase was primarily due to the reduction of short-term interest rates during 2001. A substantial portion of the Company's interest-bearing liabilities reprice monthly, and are indexed to one-month LIBOR, which on average claims will not have a material effect on the Company's consolidated balance sheet, but could materially affect consolidated results of operations in a given year.

NOTE 11 – DERIVATIVE FINANCIAL INSTRUMENTS

In June 2002, the Company entered into an interest rate swap which matures on June 28, 2005, to mitigate its interest rate risk exposure on $100,000 in notional value of its variable rate collateralized bonds, which finance a like amount of fixed rate assets. Under the agreement, the Company will pay interest at a fixed rate of 3.73% on the notional amount and will receive interest based on one month LIBOR on the same amount. This contract has been treated as a cash flow hedge with gains and losses associated with the change in the value of the hedge being reported as a component of comprehensive income. During the nine months ended September 30, 2002, the Company recognized $3,578 in comprehensive loss on this position.

In June 2002, the Company entered into a $100,000 notional short position on 5-Year Treasury Notes futures contracts expiring in September 2002. The Company entered into this position to, in effect, mitigate its exposure to rising interest rates on a like amount of floating-rate liabilities. These instruments fail to meet the hedge criteria of SFAS No. 133, and therefore are accounted for on a trading basis. In August 2002, the Company terminated these contracts at a loss of $3,307.

In October 2002, the Company sold short a string of 90-day Eurodollar futures contracts, synthetically creating a three-year amortizing swap with an initial notional balance of approximately $80,000 to mitigate its exposure to rising interest rates on a portion of its variable rate collateralized bonds, which finance a like amount of fixed rate assets. This contract will be treated as a cash flow hedge with gains and losses associated with the change in the value of the hedge being reported as a component of comprehensive income.

NOTE 12 – NET (LOSS) GAIN ON SALES, IMPAIRMENT CHARGES AND LITIGATION

The following table sets forth the composition of net (loss) gain on sales, impairment charges and litigation for the nine months ended September 30, 2002 and 2001.

	Nine months ended September 30,	
	2002	2001
Impairment charges	$ (9,520)	$ (5,349)
Litigation recoveries	–	7,111
Other	369	(218)
	$ (9,151)	$ 1,544

Impairment charges included $1,882 for the adjustment to the lower of cost or market for certain delinquent single-family mortgage loans not included in the securitization completed in April. Such loans were included in securities called by the Company, the balances of which were included in the securitization. Impairment charges also include other-than-temporary impairment of debt securities of $6,872 and $5,349 for 2002 and 2001, respectively, related to debt securities pledged as collateral for collateralized bonds. The impairment charges are principally related to debt securities secured by manufactured housing loans.

NOTE 13 – RESTATEMENT OF FINANCIAL STATEMENTS

Subsequent to the issuance of its financial statements for the three and nine month periods ended September 30, 2001, the Company determined that the assets previously reported as debt securities subject to the requirements of SFAS No.115, "Accounting for Certain Investments in Debt and Equity Securities" were, in fact, collateralized borrowings, where the collateral being pledged as securities were loans that should have been accounted for under the requirements of SFAS No. 5, "Accounting for Contingencies" or SFAS No. 114, "Accounting by Creditors for Impairment of a Loan." As a result, the accompanying condensed consolidated financial statements for the three and nine month periods ended September 30, 2001 have been restated from the amounts previously reported to correct the accounting for these investments.

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

April 4, 2003

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Dynex Capital, Inc.
Incoming letter dated February 4, 2003

The proposal requests that the board of directors use its best possible efforts to collect $3.3 million from the former president of the company.

There appears to be some basis for you view that Dynex may exclude the proposal under rule 14a-8(i)(7), as relating to Dynex's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Dynex omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Dynex relies.

Sincerely,



Jennifer Bowes
Attorney-Advisor